Exhibit 3.1

Surmodics, Inc. (the “Company”)

Bylaw Amendment

The Restated Bylaws of the Company are hereby amended by inserting the following new Article 10 at the end thereof:

ARTICLE 10.

EXCLUSIVE FORUM

10.1) Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the state or federal courts located in Hennepin County, Minnesota shall be the sole and exclusive forums for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, the Articles of Incorporation, or these Bylaws (as any may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. The existence of any prior consent to the selection of an alternative forum shall not act as a waiver of the corporation’s ongoing consent right as set forth in this Article Ten with respect to any current or future actions or claims.

10.2) Foreign Actions. If any action the subject matter of which is within the scope of this Article Ten is filed in a court other than a state or federal court in the State of Minnesota (a “Foreign Action”) by any shareholder, such shareholder shall be deemed to have consented to: (a) the personal jurisdiction of any and all state or federal courts in the State of Minnesota in connection with any action brought in any such court to enforce this Article Ten; and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

10.3) Severability. If any provision of this Article Ten shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provision in any other circumstance and of the remaining provisions of this Article Ten (including, without limitation, each portion of any sentence of this Article Ten containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.